UNICO, INC.
                           P.O. Box 35
                      Farmington, NM 87499
                         (505) 326-2668
                       Fax (505) 326-2660



Securities and Exchange Commission
Washingtonm, DC 20549


RE:  Unico, Inc. Commission File # 333-21535
     Form S-4, filed February 10, 1997
     Request for Withdrawal


Gentlemen:

Registrant hereby requests withdrawal of the aforementioned S-4 currently on file with the Commission in accordance with Rule 477(a) of Regulation C of the Securities Act of 1933. The proposed merger between Registrant and Chatfield Dean & Co., which formed the basis for the filing of the subject Form S-4, has been terminated by mutual agreement of the parties as reported in the Registrant's Form 8-K filed with the Commission on May 19, 1997.

Please feel free to contact me at (505) 326-2668 if you require any additional information regarding this request. Thank you.

Sincerely,

Rick L. Hurt

Rick L. Hurt
Treasurer